

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2022

Jason T. Liberty
Chief Executive Officer
Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, Florida 33132

   Re: Royal Caribbean Cruises Ltd.
    Form 10-K for the Fiscal Year Ended December 31, 2020
    Filed February 26, 2021
    File No. 001-11884

Dear Mr. Liberty:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation